EXHIBIT 99.1

Cool Company Limited Closes $275 million Private Placement of Shares

Reference is made to the press release issued on the 27 January 2022. Golar LNG (“Golar”) is pleased to announce that Cool Company Ltd. (“CoolCo” or “the Company”) has successfully closed an upsized private placement of $275 million in new shares. Following the equity raise CoolCo will have an initial equity value of $400 million. Eastern Pacific Shipping (“EPS”) will be the largest shareholder with a 38% shareholding, Golar will own 31% and the public will own 31% of the Company.

The Shares will be listed on the N-OTC immediately following completion of the Private Placement. CoolCo will then apply to list the shares of the Company on Euronext Growth Oslo during February 2022. CoolCo will also target an additional listing on an internationally recognized stock exchange during 2022.

Initially owning 8 modern TFDE LNG ships upon closing of a Sale and Purchase Agreement in February, CoolCo targets to become a growth vehicle and consolidator of modern LNG carriers providing investors with direct market exposure to an expected continued strength in the LNG freight market.

Karl Fredrik Staubo, CEO of Golar and CoolCo commented:

“We are very pleased with the reception of CoolCo. The Company will target to become a leading player for an expected continued strengthening of LNG shipping fundamentals, driven by new liquefaction capacity coming on stream, increasing distances and effective supply reductions from new environmental regulations effective from 1 January 2023.

We are excited to develop Cool Company with Eastern Pacific Shipping and look forward to exploring consolidation opportunities.”

Cyril Ducau, CEO of Eastern Pacific Shipping commented:

“The strong market support for this transaction creates a solid foundation for CoolCo. With a strong shareholder base, robust capital structure, experienced team and strong LNG market reputation the company is well equipped to realize value from an enviable market position and build on favorable dynamics for LNG shipping."

Clarksons Platou Securities AS and DNB Markets, a part of DNB Bank ASA acted as joint global coordinators and bookrunners, ABG Sundal Collier ASA and Fearnley Securities AS acted as joint bookrunners and Danske Bank Norwegian Branch and Nordea Bank Abp, filial i Norge acted as joint lead managers.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about CoolCo’s plans and operations, including the consummation of transactions contemplated by the Terms Agreement, including the Private Placement, listing and debt financing. All statements, other than statements of historical facts, that address plans, operations, activities and events that will, should, could or may occur in the future pursuant to the Terms Agreement, Private Placement, listing or debt financing are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance of the transactions described herein or CoolCo’s LNG business activities and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted with respect to the transactions necessary for the creation, financing and listing of CoolCo. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Neither CoolCo nor Golar LNG Limited undertakes any obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

27 January 2022

Enquiries:
Golar Management Limited: + 44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO
Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act